

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Bill Hannigan
Partner
Hanigan & Logan, LLP
500 East Court Avenue
Suite 130
Des Moines, Iowa 50309

> **Re: Granite Falls Energy, LLC**
> **Schedule 13E-3 filed July 26, 2022**
> **SEC File 5-82469**
>
> **Schedule PRE 14A**
> **SEC File No. 0-51277**

Dear Mr. Hannigan:

We have conducted a limited review of your filing focused on compliance with Rule 13e-3 and Schedule 13E-3. Or comments follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3 and Schedule PRE 14A filed July 26, 2022

Reasons for the Reclassification Transaction... , page 20

1. State the reasons for the timing of the Reclassification Transaction. See Item 1013(c) of Regulation M-A.

Interests of Certain Persons in the Reclassification Transaction, page 34

2. We note the disclosure here that the wife of one of the Company's governors has provided notice of potential claims she is considering bringing against the Company including claims related to this going private transaction. Please expand to disclose more information about the nature of those claims. In addition, include this information earlier

in the proxy statement, including in the Question and Answer section where you should describe the interests of insiders in this transaction.

<u>Proposal 1 - Amend and Restate our Sixth Amended and Restated Operating Agreement, page 50</u>

3. For both Proposal 1 and Proposal 2, where each proposal is described in the proxy statement, state that they are conditioned on one another.

4. We note the disclosure here and later in the proxy statement where Proposal 2 is described, that the Board reserves the discretion to "determine if and when to implement the Proposed Operating Agreement, including the Reclassification..." While you provide an example of why the Board would choose not to implement the Reclassification, provide a similar explanation of why it might choose to implement it at another time, based on the language quoted above. (Please also make the same revision for Proposal 2).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions